Bell Industries, Inc.
8888 Keystone Crossing
Suite 1700
Indianapolis, Indiana 46240
Telephone (317) 704-6000
November 18, 2010
VIA EDGAR
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Bell Industries, Inc.
Amendment No. 1 to Schedule 13E-3
Filed on November 4, 2010
File No. 5-52973

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on November 4, 2010
File No. 1-11471

Schedule 13D/A filed by Newcastle Partners L.P., Newcastle Capital Group L.L.C.,
Newcastle Capital Management L.P., B.I. Holdings L.P., Mr. Mark Schwarz and Mr. Clinton Coleman
Filed on July 27, 2010
File No. 5-52973
Dear Ms. Duru:
On behalf of Bell Industries, Inc. (the “Company,” “we” or “us”), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”) this response to the Commission’s comment letter dated November 10, 2010 relating to the Company’s Schedule 13E-3 filed on October 1, 2010, as amended on November 4, 2010 (the “Schedule 13E-3”) and the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 1, 2010, as amended on November 4, 2010 (the “Proxy Statement”). For the sake of convenience, we have reproduced each comment below, with our response thereto following each such comment.
Given the timing of this response and the proposed date of the annual meeting set forth in the Proxy Statement, we anticipate changing the date of the annual meeting to a later date in the definitive Proxy Statement. We will set the annual meeting date once we have completed this comment process. We will also update any references to financial information as of and for the three and six months ended June 30, 2010 to as of and for the three and nine months ended September 30, 2010 in the definitive Proxy Statement and in an amendment to the Schedule 13E-3 filed on the same date as the definitive Proxy Statement.

Ms. Mellissa Campbell Duru
November 18, 2010

Schedule 13E-3/A
General
1.	Comment: We partially reissue prior comment 8. Please expand upon the “commonplace” discussions between the board members and management that you reference in your response if such discussions were materially related to the current going private transaction.
Response:
In our response letter dated November 4, 2010, we referenced conversations that arise from time to time between directors and between directors and management regarding possible strategic opportunities such as business combination transactions, strategic relationships, purchases and sales of assets and similar transactions. Per our telephone conversation on November 12, 2010, during the relevant timeframe (between 2008 and the September 10, 2010 Board approval of the reverse split), there were no indications of interest received by management or our Board with respect to Bell Industries, Inc., the public reporting company. Other than discussions of the reincorporation and reverse split as outlined in the “Background” section in the Proxy Statement, the only strategic opportunities discussed by management and our Board during that timeframe were with respect to one of Bell Industries, Inc.’s operating subsidiaries, which would not have had an impact on Bell Industries, Inc.’s status as a public reporting company. As a result, none of these discussions were related to, or had any impact on, the decision regarding the reincorporation, reverse split and termination of the registration of Bell Industries, Inc.’s common stock under the Exchange Act, and we do not believe that any further revisions are required in the Proxy Statement with respect to this Comment.
2.	Comment: We note your response to prior comment 2 and partially reissue the comment. Please further advise us of the level of engagement of the Newcastle Entities and Messrs. Schwarz and Coleman in initiating discussions regarding the series of transactions and the decision to agree to vote in favor of such transactions. For example, who on the Board first suggested the series of transactions and/or the termination of registration? Was Newcastle consulted (directly or indirectly) regarding its position regarding the proposed series of transactions (i.e., as to form, timing, or otherwise) during the period the Board considered the going private transaction? Did the Board actively consider the ability of Newcastle to support the transaction as a factor in its decision to approve the reincorporation and reverse stock split?
Response:
In our response letter, dated November 4, 2010, we outlined our reasoning for why we believe that none of Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P. or B.I. Holdings, L.P. (collectively, the “Newcastle Entities”), nor Mark Schwarz or Clinton Coleman, are “affiliates” of the Company who are “engaged” in a going private transaction for purposes of Rule 13e-3. In addition, we discussed why we do not believe the transactions in question—to the extent affiliates were deemed present—are transactions of the type Rule 13e-3 was intended to protect. We continue to believe that neither the Newcastle Entities nor Messrs. Schwarz or Coleman should be filing persons under Schedule 13E-3. In response to the above Comment and our telephone discussion on November 12, 2010, we will refer you to, but will not restate, the reasons set forth in our November 4th response letter.

Ms. Mellissa Campbell Duru
November 18, 2010

Below is an updated “Background” section that we will include in our Proxy Statement, which provides additional facts in response to the questions set forth in the above Comment:
"Background
We first considered a reverse stock split in 2008. In April 2008 we had voluntarily delisted our common stock from the AMEX, which resulted in reduced liquidity for our common stock. In addition, we continued to generate losses in 2008. Our stock price fell to below $0.10 per share and our Chief Financial Officer at the time, Kevin Thimjon, and Mr. Coleman had received feedback from other members of management and vendors that indicated that our extremely low nominal share price was negatively impacting our customers’ and vendors’ perception of our financial stability, which perception could potentially have had a negative impact on our financial prospects. During August and September 2008, Messrs. Coleman and Thimjon evaluated the feasibility of pursuing a reverse split to increase our nominal share price with our outside legal counsel at that time, Manatt, Phelps & Phillips, LLP (“Manatt”), and periodically reported on the results of the evaluation to our Chairman of the Board, Mr. Schwarz. Such evaluation performed by Messrs. Coleman and Thimjon included evaluating different methods for handling the fractional shares resulting from the reverse split.
One alternative that Messrs. Coleman and Thimjon investigated with Manatt was to pay cash in lieu of fractional shares, which could have reduced the number of registered holders to below 300 (the requirement to terminate our registration under the Exchange Act) and, in that case, would have allowed us to terminate our registration under the Exchange Act. Messrs. Coleman and Thimjon believed that terminating our registration under the Exchange Act would reduce our corporate overhead costs, which was a significant consideration for our management team given the financial losses that we were generating at the time. However, Messrs. Coleman and Thimjon, with the assistance of Manatt, concluded that a reverse split to reduce the number of registered holders to below 300 was not practical at the time due to limitations under the CGCL that would prohibit the payment of cash in lieu of fractional shares.
On October 16, 2008, at a board meeting to prepare for our 2008 annual meeting of shareholders, Mr. Booth, who had joined our board of directors in September 2008, suggested that we should pursue a termination of our registration under the Exchange Act given the significant expense related to maintaining such registration. Our board of directors then discussed the significant financial benefits to the Company of terminating our registration under the Exchange Act, and Messrs. Coleman and Thimjon reported to the board on their investigation into such an alternative. As a result of the limitations under the CGCL identified by Manatt, our board of directors unanimously decided to evaluate a potential termination of registration at a later date. During that same meeting, our board of directors then unanimously approved the 1-for-20 reverse split of our stock, with any fractional shares created in the reverse split rounded up to a whole share. At the time of that discussion and approval, our board of directors was composed of five members, including three directors that had no relationship with Newcastle.

Ms. Mellissa Campbell Duru
November 18, 2010

In December 2008, we effected a 1-for-20 reverse split of our common stock.
In late 2009 and early 2010, our management continued to focus on ways to reduce our corporate level costs. In particular, the costs associated with our being a public reporting company continued to be significant. In addition, as a smaller reporting company, we anticipated incurring additional audit-related costs if and when Section 404(b) of Sarbanes-Oxley became applicable to smaller reporting companies.
During the meeting of our board of directors on December 30, 2009, our board discussed Mr. Thimjon’s potential voluntary departure from the Company. As part of the discussions regarding the roles of our management team going forward, our board of directors again discussed the significant costs incurred and management time spent as a result of being a public reporting company and benefits that may result from terminating our registration under the Exchange Act, as well as the increasingly limited benefits of remaining a public reporting company. However, at that meeting our board of directors did not discuss or approve any specific plan to pursue such a termination of registration. On January 4, 2010, Mr. Thimjon provided his written notice of resignation as President and Chief Financial Officer of the Company, effective January 22, 2010, to our board of directors.
During March 2010, in preparation for the regularly scheduled meeting of our board of directors held on March 26, 2010, Mr. Coleman reviewed the prior analysis that had been done in connection with terminating our registration under the Exchange Act. At the March 26, 2010 board meeting, Mr. Coleman discussed with the board the possible steps that may be necessary to terminate our registration under the Exchange Act, including the possibility of reincorporating in Delaware due to the limitations under the CGCL initially identified during the evaluation of the 2008 reverse split of our common stock. Our board of directors then unanimously directed Mr. Coleman to continue discussions with our current outside legal counsel, Baker & Daniels LLP (“Baker & Daniels”) to devise a plan for the termination of our registration under the Exchange Act during 2010.
Between March and August 2010, Mr. Coleman, with the assistance of Baker & Daniels, undertook a closer study of the process of terminating our registration under the Exchange Act, including the possibility of reincorporating in Delaware in connection with a reverse split followed by terminating our registration and/or effecting a reverse split under the CGCL. Mr. Coleman discussed with Baker & Daniels the provisions restricting our ability to effect a reverse split under the CGCL and the benefits to the Company and our shareholders that could result from reincorporating in Delaware. During this time, Mr. Coleman and Baker & Daniels periodically updated members of our board of directors on their findings and discussed the alternative procedures to implement the reverse split with our Chairman of the Board, Mr. Schwarz, and Newcastle’s counsel. Baker & Daniels was also made available to answer questions of Messrs. Booth and Parks, our current board members that have no relationship with Newcastle.

Ms. Mellissa Campbell Duru
November 18, 2010

During a meeting of our board of directors on September 9, 2010, Baker & Daniels discussed with the board, and responded to questions regarding, the specific steps and issues for consideration of a reverse split and termination of our registration under the Exchange Act, including the alternative approaches evaluated, the provisions under the CGCL restricting our ability to effect a reverse split and the other benefits to reincorporating in Delaware. Messrs. Booth and Parks had considered forming a special committee to analyze the termination of our registration but ultimately concluded that it was not necessary, in particular because they had the ability to discuss the evaluation being conducted with Baker & Daniels. After such discussion, our board of directors unanimously determined that it was in the best interests of the Company and our shareholders to reincorporate in Delaware and then effect the reverse split and termination of registration under the Exchange Act, and unanimously authorized and approved the reincorporation and the 1-for-20 reverse split in order to reduce the number of shareholders of record of our common stock with an expectation that we will have fewer than 300 shareholders of record and could proceed to terminate our registration under the Exchange Act. Our board also determined that, based on the timing involved and for cost savings purposes and other efficiencies, the proposals to approve the reincorporation and reverse split would be presented to our shareholders at the next annual meeting, which was anticipated to be held in December 2010.”
As is highlighted in the updated “Background” section, the decision to conduct the reincorporation and reverse split and ultimately to terminate our registration under the Exchange Act was that of our management and our board of directors. As described in the Proxy Statement, the purpose of terminating our registration under the Exchange Act, both in 2008 when the idea was first broached by management and our independent director Mr. Booth, and in 2010 when the Board approved the reincorporation and reverse split, was to reduce our corporate costs, in particular those incurred solely as a result of being a public reporting company. In fact, when termination of registration was first discussed by our Board and the decision was unanimously made to evaluate a potential termination at a later date, our Board consisted of three members with no relationship to the Newcastle Entities and two members designated by the Newcastle Entities.
Mr. Coleman and our outside counsel did discuss the proposed transactions with Mr. Schwarz and with counsel for the Newcastle Entities to determine the general thoughts of the Newcastle Entities regarding the transactions, but the decision as to the form and timing of the reincorporation and reverse split was made by our board of directors, with the assistance of management and our outside counsel. Even though the Newcastle Entities, in response to our inquiry, indicated their intention to vote in favor of the reincorporation and the reverse split, when acting in accordance with their fiduciary duties in determining whether the transactions were in the best interests of the Company and our shareholders, our Board did not actively consider whether the Newcastle Entities wanted to terminate our registration or how the Newcastle Entities would ultimately vote. Instead, our Board considered the cost savings that would result, which would ultimately benefit all of our shareholders, versus the limited benefits to our shareholders resulting from our continuing to be a public reporting company.

Ms. Mellissa Campbell Duru
November 18, 2010

The Newcastle Entities did not make, and have not made, any formal or informal proposals to the Company with respect to the reverse split or any other “going private” or “going dark” transactions. The only transactions between the Newcastle Entities and the Company during the relevant timeframe were certain amendments to their Amended Convertible Note that were unrelated to the proposed transactions, which are described in the Proxy Statement. For the reasons outlined above and for the following reasons, we do not believe the Newcastle Entities were “engaged in” or had control of the transactions: (1) the Newcastle Entities could change their voting intention with respect to the reincorporation and the reverse split at any time before the annual meeting, as there are no formal or informal voting agreements or arrangements between the Company and the Newcastle Entities; (2) there were no formal or informal negotiations between the Company and the Newcastle Entities regarding the reincorporation and reverse split; (3) the reincorporation and reverse split are not being proposed for the purpose of benefiting the Newcastle Entities but are instead to cut corporate costs; (4) even though the Newcastle Entities hold 28% of the outstanding voting power, they do not have the ability, by themselves, to approve the reincorporation and the reverse split; (5) the Newcastle Entities participate in the reverse split on the same terms as all other shareholders that own greater than 20 shares; (6) the increase in the ownership of the Newcastle Entities as a result of the reverse split will only be approximately 1% and is the same proportionate increase as all other shareholders owning more than 20 shares; (7) even though the Newcastle Entities have two designees on our Board, its designees are just two of four members and, since they are not a majority, they cannot force any outcome at the Board level; and (8) the transactions were approved by both Messrs. Booth and Parks, who had the power to effectively veto the transactions.
With respect to Mr. Schwarz personally, his role in the transaction was as one member of a four (or five) person Board, acting in accordance with his fiduciary duties. As just one member of the Board, Mr. Schwarz cannot mandate any outcome singularly or jointly. In addition, Mr. Schwarz has no role in the day-to-day management of the Company and, as a result, cannot control the policies of the Company.
With respect to Mr. Coleman personally, even though he is the Chief Executive Officer, he reports to the Board and cannot implement a transaction such as a reverse split without the approval of the Board. As one member of the Board, similar to Mr. Schwarz, Mr. Coleman cannot mandate any outcome singularly or jointly. As both an officer and a director of the Company, Mr. Coleman has fiduciary duties to act in the best interests of the Company and our shareholders. In addition, Mr. Coleman has no control relationship with the Newcastle Entities and personally owns no shares of our stock. As a result, the reverse split would have no impact on him personally.
A person serving as an officer or director of a company is not dispositive as to whether such individual is an affiliate engaged in a going private transaction. Messrs Schwarz and Coleman’s relationships with the Company are different from those contemplated by the Staff’s going private interpretations, which involve transactions with third parties or involve a change in control. Here, the decision to propose the reincorporation and the reverse split was a decision by the Company alone and the transactions do not involve a third party or a change in control.

Ms. Mellissa Campbell Duru
November 18, 2010

Schedule 13D/A filed July 27, 2010
3.	Comment: We note your response to prior comment 15. Notwithstanding the absence of a formal voting agreement, Item 4 of Schedule 13D requires disclosure of any plans or proposals which may result in the enumerated items listed in subsections (a)-(j). It would appear that given the indication of its intent to vote in favor of the reincorporation and reverse stock split and disclosure of such fact to the Board of the company, that the reporting persons have a plan or proposal that would trigger an amendment to disclosure previously included under Item 4. Please advise or revise.
Response:
Newcastle has advised us that, based on the above Comment and the Staff’s belief that an amendment to its Schedule 13D is required in connection with the disclosures made in the Proxy Statement regarding its intent to vote, Newcastle will promptly amend its Schedule 13D to include such disclosure.
The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please telephone the undersigned at (317) 704-6000, or in his absence, Janelle Blankenship at (317) 569-4881.
Sincerely,
/s/ Clinton J. Coleman
Chief Executive Officer